	Brian Lee Partner brian.lee@dentons.com D +1 212 768 6926	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States
dentons.com
Brian Lee
Partner

August 16, 2021

Jane Park, Esq.

Christopher Edwards, Esq.

Eric Atallah

Al Pavot

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, DC 20549-3010

Re:	Big Cypress Acquisition Corp. Draft Registration Statement on Form S-4 Submitted July 2, 2021 CIK No. 0001833214

Dear Ms. Park and Mr. Edwards, and Messrs. Atallah and Pavot:

By your letter dated July 29, 2021 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Draft Registration Statement on Form S-4 submitted on July 2, 2021 by our client, Big Cypress Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, certain subsidiaries of the Company, and SAB Biotherapeutics, Inc. (“SAB”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are publicly filing the Registration Statement (the “Registration Statement”) electronically via the EDGAR system. The changes made in the Registration Statement reflect the responses of the Company or SAB, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of the Registration Statement marked to show the changes made to the Draft Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or SAB thereto, as applicable, and references in the responses to page numbers are to the marked version of the Amendment. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff.

Cover Page

1.	Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of BCYP’s public stockholders, the Initial Stockholders and SAB’s stockholders.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

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Response: We have revised the prospectus cover page to disclose the expected ownership percentages in the combined company of BCYP’s public stockholders, the Initial Stockholders and SAB’s stockholders.

Questions and Answers, page 5

2.	We note your disclosure on page 53 that the combined company intends to apply to list its shares on the Nasdaq Capital Market. Please disclose in this section, where appropriate, and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq’s determination will be known at the time that stockholders are asked to vote on the merger agreement.

Response: We have updated our disclosure to indicate that the combined company has applied to list its shares and warrants on the Nasdaq Global Market. We filed the application with Nasdaq on July 13, 2021. We have also added disclosure to indicate that although stockholders will not know Nasdaq’s determination at the time stockholders are asked to vote on the Business Combination, it is a condition of the consummation of the Business Combination that BCYP receive confirmation from Nasdaq that the common stock and warrants of the combined company has been conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met or that BCYP will obtain such confirmation from Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Merger Agreement is waived by the requisite parties. We respectfully direct the Staff’s attention to such revised disclosure on the cover of the prospectus, as well as on page 53 of the Registration Statement.

Questions and Answers, page 5

3.	Please revise your disclosure, where applicable, to show the potential impact of redemptions of the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels

Response: We have revised our disclosure, where applicable, to show the potential impact of on the shares owned by non-redeeming shareholders by including a table showing a range of redemption scenarios, including the minimum redemption level, the maximum redemption level and an interim level that is the midpoint between the minimum and maximum redemption level. We respectfully direct the Staff’s attention to such revised disclosure on pages 6 and 25 of the Registration Statement.

Q: Are the proposals conditioned on one another?, page 11

4.	Please revise, where appropriate (including here and on page 21), to identify which conditions to the completion of the merger may be waived. We refer to your disclosure on pages 54 and 55.

Response: We have revised our disclosure to identify the conditions to the completion of the merger that may be waived by SAB, BCYP or both. We respectfully direct the Staff’s attention to such revised disclosure on pages 11, 21, 54 and 55 of the Registration Statement.

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Q: What if I attend the special meeting and abstain or do not vote?, page 16

5.	Please revise to clarify, if true, that shareholders have redemption rights regardless of whether they abstain or do not vote on the business combination.

Response: We have revised our disclosure to clarify that shareholders (other than the Initial Stockholders) have redemption rights regardless of whether they abstain or do not vote on the Business Combination. We respectfully direct the Staff’s attention to such revised disclosure on the cover of the prospectus as well as page 16 of the Registration Statement.

SAB Biotherapeutics, Inc., page 19

6.	We note your disclosure on pages 19 and 126 that to date you have generated revenues through government agreements which have totaled approximately $143 million in awards and generated approximately $55 million in revenue in 2020. If these products are research use only (RUO) products, please make that clear in your disclosure.

Response: We have revised our disclosure on the requested pages to clarify that such revenues through government agreements have been used to support development of new investigational products for research use only, build human resources and manufacturing capacity, and advance clinical studies. We respectfully direct the Staff’s attention to such revised disclosure on pages 19 and 128, of the Registration Statement.

SAB Biotherapeutics, Inc., page 19

7.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by terms such as polyclonal, heavy chain and kappa light chain, epitopes, IVIG, effector cell activation, avidities, high-titer and antigenic drift.

Response: We have added explanatory disclosure for scientific or technical terms the first time these terms are used to help lay readers understand the disclosure.

SAB Biotherapeutics, Inc., page 19

8.	We refer to your disclosure on pages 19, 119, 120, 128 and elsewhere in the prospectus that SAB is capable of rapidly producing targeted, high-potency immunotherapies. Please revise these statements and any similar disclosure to remove any implication that you will be successful in advancing your product candidates in a rapid or accelerated manner as such statements are speculative

Response: We have revised our disclosure to remove the implication that SAB will be successful in rapidly producing targeted, high-potency immunotherapies. Our disclosure in the Information About SAB Biotherapeutics section continues to refer to the “Rapid Response Antibody Program” since that is the name and substance of SAB’s agreement with the US Department of Defense. However, we have added disclosure to caution readers that although SAB believes it can develop its technology to be able to rapidly develop antibody-based medical countermeasures for biological threats, there can be no assurance that SAB will ultimately be successful in its development.

Special Note Regarding Forward-looking Statements, page 38

9.	We note the statement that market, ranking and other similar industry data included in this prospectus may not be reliable and you cannot guarantee the accuracy or completeness of any such information contained in this proxy statement/prospectus. These statements imply an inappropriate disclaimer of responsibility with respect to the third party information and your own research. Please revise to clarify you are responsible for all disclosure in the prospectus.

Response: We have revised our disclosure in the Special Note Regarding Forward-Looking Statements section to remove the statements about market, ranking and other similar industry data included in the prospectus that imply an inappropriate disclaimer of responsibility with respect to the third party information and our own research. We have also added a statement that SAB Biotherapeutics and BCYP are responsible for the disclosures in the proxy statement/prospectus. We respectfully direct the Staff’s attention to such revised disclosure on pages 38-39of the Registration Statement.

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Risks Related to the Business and Operations of SAB Biotherapeutics, Inc., page 40

10.	Please revise this section to expand your disclosure of risks related to the discovery, development and regulatory approval of your lead product candidates, including the preclinical and early stage of your products, possible difficulties enrolling patients in your clinical trials, as well as adverse side effects or other safety risks that could delay or preclude approval.

Response: We have revised our disclosures of risks related to the discovery, development and regulatory approval of our product candidates on the relevant pages to clarify that such activities are uncertain, and contain known and unknown risk factors. We respectfully direct the Staff’s attention to such revised disclosure on page 41 of the Registration Statement.

SAB's success depends on our ability to maintain the proprietary nature of our technology, page 45

11.	We refer to your disclosure on pages 19 and 119 that you have received approximately $250 million in funding from the U.S. government since SAB’s founding in 2014, approximately $143 million of which were awarded from the U.S. government since 2019. Please expand your risk factor disclosure, where appropriate, with respect to the rights the government has with respect to your technology and patents and the portion of your business that may be affected by the potential exercise of march-in rights.

Response: We have revised our discussion of revenues to reflect only the $143 million awarded since 2019 and expanded our risk factors to include the rights and potential rights of the U.S. government. We respectfully direct the Staff’s attention to such revised disclosure on pages 19 and 121 of the Registration Statement.

SAB Biotherapeutics operates in a highly competitive industry, page 46

12.	You disclose on page 127 that there are over 40 polyclonal antibodies that have been approved for use in humans by the FDA. We also note your disclosure on pages 46 and 126 that SAB Biotherapeutics is engaged in highly competitive industries. Please disclose whether any of your key competitors are developing polyclonal antibodies for indications such as COVID-19, influenza, organ transplant rejection and type 1 diabetes.

Response: We have added additional disclosure to disclose that there are specific products and technologies that compete with SAB’s current product pipeline. We respectfully direct the Staff’s attention to such revised disclosure on pages 46 and 128 of the Registration Statement.

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The Proposed Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 56

13.	We note your disclosure that the forum selection provision in your Proposed Charter may have the effect of discouraging lawsuits against the combined company and its directors, officers or other employees. Please revise this risk factor and your disclosure in the Business section to disclose that there is also a risk that your forum selection provision may result in increased costs for investors to bring a claim.

Response: We have revised the risk factor and our disclosure in the Comparison of Stockholder Rights section to disclose that there is also a risk that our forum selection provision may result in increased costs for investors to bring a claim. We respectfully direct the Staff’s attention to such revised disclosure on pages 55, 56 and 173 of the Registration Statement.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 62

14.	Please revise your pro forma information to include a pro forma balance sheet as of March 31, 2021 and a pro forma statement of operations for the period ending March 31, 2021. Refer to Rule 11-02(b) of Regulation S-X.

Response: We have revised the pro forma information to include a pro forma balance sheet and other financial information as of June 30, 2021.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 62

15.	We note your pro forma financial information has been prepared assuming no redemptions. Please revise your presentation to also present a maximum redemption scenario. Refer to Rule 11-02(a)(10) of Regulation S-X.

Response: We have revised the pro forma financial information to address the Staff’s comment and direct the Staff to our response to Question 14 above.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 63

16.	Please explain to us why adjustment (B), the reclassification of marketable securities held in the Trust Account, impacts additional paid-in capital.

Response: Our financial information has been revised to address the Staff’s question.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 63

17.	Refer of adjustment (I). Please explain how the $7.6 million adjustment to retained earnings (deficit) was calculated.

Response: Our financial information has been revised to address the Staff’s question.

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Note 2 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 66

18.	We note that you are in the process of assessing the fair market value of the Earnout Shares due to their complexity and are excluded from the pro forma financial statements. Please note that we will defer our evaluation until you have the included an adjustment for the fair value of the Earnout Shares in your pro forma financial statements.

Response: The Merger Agreement was amended August 12, 2021 to provide that the Earnout Shares will be delivered immediately into an escrow account at the time of closing and therefore are not accounted for as a liability under GAAP. We respectfully direct the Staff’s attention to pages 20, 74 and 94, and Annex B of the Registration Statement, and Exhibit 2.2 of BCYP’s Current Report on Form 8-K filed August 16, 2021.

Background of Negotiations with SAB Biotherapeutics, page 89

19.	Please revise your disclosure in this section to describe how the BCYP Board arrived at a valuation of $300 million for SAB. Please address in your revisions the methodology employed in reaching the valuation and the extent to which the BCYP Board considered such analysis in reaching the valuation and if material, discuss the BCYP Board's analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that BCYP sent an initial draft letter of intent to SAB in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counterproposals made during the course of negotiations, with respect to the material terms of the merger, including the exchange ratio and earn-out consideration.

Response: We have revised the disclosure in the Background of Negotiations with SAB Biotherapeutics section to address the Staff’s comment. We respectfully direct the Staff’s attention to such revised disclosure on pages 91 through 96 of the Registration Statement.

Recommendation of the BCYP Board of Directors and Reasons for the Business Combination, page 92

20.	We note the Board considered SAB Biotherapeutics’s outlook, financial plan and debt structure. Please tell us whether BCYP’s Board, officers and directors and/or financial advisors reviewed projected financial information provided by SAB Biotherapeutics. If so, please revise to disclose such projections, how the board used any projections provided and discuss all material assumptions used to develop the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Response: We confirm that the BCYP’s Board, officers and directors and/or financial advisors did not review projected financial information of SAB Biotherapeutics. BCYP’s Board, officers and directors and/or financial advisors believe that other information and factors that BCYP did review and consider, as disclosed and described in the Background of Negotiations with SAB Biotherapeutics section, were more important and more relevant in the evaluation of SAB Biotherapeutics. We respectfully direct the Staff’s attention to such revised disclosure on pages 91 through 96 of the Registration Statement.

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Certain U.S. Federal Income Tax Considerations, page 112

21.	Please revise the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences, not merely certain material tax consequences. Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 for guidance.

Response: We have revised the heading of this section as well as the introductory paragraph to clarify that the discussion is of the material tax consequences, not merely certain material tax consequences.

Certain U.S. Federal Income Tax Considerations, page 112

22.	We note that counsel appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise your prospectus to state that the disclosure in the tax consequences section represents the opinion of counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response: We have revised the prospectus in accordance with the Staff’s comment. In particular, we have revised the first paragraph in this section to state that the discussion represents the opinion of Dentons US LLP.

Information about SAB Biotherapeutics, page 119

23.	We note your statements on page 119 and elsewhere that your product candidates are "best-in-class" and "first-in-class" therapies. Such terms suggest that your product candidates are effective and likely to be approved as a new class of immunotherapies for a range of infectious diseases and immune system disorders. Given the early stage of development, it is not appropriate to suggest that your platform and the product candidates are likely to be effective or receive regulatory approval. Please delete these references throughout your registration statement. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors.

Response: We have revised our disclosure to address the Staff’s comment.

Research and Development, Pipeline Programs, page 121

24.	We refer to the inclusion of SAB-162 for an undisclosed indication in your pipeline table on page 121. Given the status of development, no disclosure of specified target indications and limited disclosure regarding this program, it seems premature to highlight this product prominently in the pipeline table. Please remove the program from the pipeline table or advise.

Response: We have revised the pipeline table to address the Staff’s comment.

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Research and Development, Pipeline Programs, page 121

25.	Please revise the bars in the pipeline chart to remove the shaded areas that appear at the end of SAB-176 and SAB-185. Please also revise the bars so that they show the progress in preclinical and clinical development. The bars should not extend into the columns for the Candidate Name and Indication. We also note disclosure on page 122 that SAB-176 is currently being evaluated in a Phase 1 safety trial, but the pipeline chart indicates that Phase 1 is complete. Please revise.

Response: We have revised the bars in the pipeline chart to address the Staff’s comment.

Research and Development, Pipeline Programs, page 121

26.	We note your disclosure on page 122 that your SAB-185, SAB-176, SAB-142 and SAB-181 products are “fully human” antibody and globulin candidates that are sourced from animals. Please clarify and expand your description of your product candidates as “fully human” in contrast to human-derived immuno-therapeutics in your disclosure in the Business section.

Response: We have revised our disclosure to define what the term “fully human” refers to in the disclosure. We respectfully direct the Staff’s attention to such revised disclosure on pages 124 and 129 of the Registration Statement.

Immune System Disorders, page 122

27.	We note your disclosure on page 122 that SAB is executing on an undisclosed autoimmune target collaboration with CSL Behring and on page 125 relating to an undisclosed research collaboration with a U.S. based large Pharma collaborator. Please disclose the name of the Pharma collaborator and also advise if there is a collaboration agreement in place with either CSL Behring or the Pharma collaborator, and if so, please provide a brief description of the material terms of such arrangement and file such agreement as an exhibit to the registration statement or explain to us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. As there are several parts to the Staff’s comment. We are responding to each part of the Staff’s comment separately under the below sub-headers.

Identity of the large Pharma company

In response to the Staff’s comment regarding the identity of the large Pharma company, we respectfully acknowledge the Staff’s comment and note that we have carefully considered the requirements of Item 101(c) of Regulation S-K as they relate to a description of the business of SAB Biotherapeutics. We have further concluded that based upon the nature of the research project, the specific identity of the large Pharma company is not information that is material to an understanding of the business of SAB taken as a whole and therefore we believe the identity of the large Pharma company need not be disclosed.

Item 101(c) of Regulation S-K sets forth the parameters of the disclosure required with respect to a description of the business conducted by the registrant and its subsidiaries. We note that Item 101 of Regulation S-K requires that “only information material to an understanding of the business taken as a whole” be disclosed.

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We do not believe that the specific identity of it the large Pharma company is material to an understanding of SAB’s business taken as a whole or necessary for investors to make an informed decision. In this case, and also as part of its normal course business operations, SAB conducts early research in coordination with other organizations in research and development projects, which is the purpose of the disclosure set forth in the subsection entitled “Strategic Partners and Research Collaborators.” We also respectfully note that SAB and the large Pharma company consider the identity of the large Pharma company and the nature of the research to be confidential and commercially sensitive, and that the project is being conducted with no economic exchange or future obligations of either party. Furthermore, in light of the Staff’s comment and our analysis that the agreement with the large Pharma company is not a material contract under the analysis pursuant to Item 601(b)(10) of Regulation S-K (as set forth below), we have removed the reference to the large Pharma company from the registration statement/prospectus because (i) it is immaterial to an understanding of SAB’s business taken as a whole or necessary for investors to make an informed decision and (ii) we wish to avoid making an inference that the project with the large Pharma company is more significant than it actually is.

Filing of Large Pharma Agreement

In response to the Staff’s comment regarding the filing of the large Pharma research agreement, we respectfully acknowledge the Staff’s comment and note that we have carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreement. We have concluded that such agreement is not a “material contract” and therefore is not required to be filed as an exhibit to the Registration Statement.

Item 601 of Regulation S-K sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) defines a “material contract” as follows:

Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

In addition, Item 601(b)(10)(ii) provides that if a contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of [the] registrant’s products or services....”

We respectfully note that the research project agreement with the large Pharma company is not a “material contract” because such agreement was entered into in the ordinary course of SAB’s business. SAB is a clinical stage biotechnology company, and the research and development of pharmaceutical agents is very much within its normal course of business. Since the research agreement was entered into in the ordinary course of business, whether the agreement is required to be filed depends on whether SAB is “substantially dependent” on the agreement. In making this evaluation, SAB considered various relevant factors to determine whether or not SAB’s business is substantially dependent on the agreement with the large Pharma collaborator. The factors and the analyses are set forth below:

●	Revenue Generated: The research agreement with the large Pharma company will not generate any revenue or cost reimbursement for SAB.

●	Replaceable: If the research agreement with the large Pharma collaborator was terminated, SAB believes that there are suitable replacement companies.

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●	Single Product: Even if SAB was unable to find a suitable replacement company, the project pertains to only one of a number of developing projects for SAB, and SAB’s success is not substantially dependent on the successful development of this project.

●	Limited scope: The research agreement is for a limited scope of early stage research. Under the agreement, there are no economic terms or other ownership provisions that SAB would deem material. If the project produces a successful result, SAB and the large Pharma company would be free to discuss entering a definitive agreement setting forth material operational and economic terms, but neither party has any obligation to do so.

Therefore, we conclude that the agreement with the large Pharma company is not a material contract, and is not required to be filed with the Registration Statement.

Filing Research Collaboration Agreement with CSL Behring

In response to the Staff’s comment regarding the filing of the research collaboration agreement with CSL Behring, we respectfully acknowledge the Staff’s comment and note that we have carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to such agreement. We have concluded that such agreement is not a “material contract” and therefore is not required to be filed as an exhibit to the Registration Statement.

We undertook the same analysis under Item 601(b)(10) of Regulation S-K as we did relating to the agreement with the large Pharma company.

We respectfully note that the research collaboration agreement with CSL Behring is not a “material contract” because such agreement was entered into in the ordinary course of SAB’s business. SAB is a clinical stage biotechnology company, and the research and development of pharmaceutical agents is very much within its normal course of business. Since the research collaboration agreement was entered into in the ordinary course of business, whether the research collaboration agreement is required to be filed depends on whether SAB is “substantially dependent” on such agreement. In making this evaluation, SAB considered various relevant factors to determine whether or not SAB’s business is substantially dependent on the research collaboration agreement with CSL Behring. The factors and the analyses are set forth below:

●·	Revenue Generated: The research collaboration agreement generated less than 1% of SAB’s revenue for 2020 and is not expected to generate significant revenue going forward.

●	Replaceable: If the research collaboration agreement was terminated, SAB believes that there are several suitable replacement collaborators.

●·	Single Product: Even if SAB was unable to find a suitable replacement collaborator, the project pertains to only one of a number of developing projects for SAB, and SAB’s success is not substantially dependent on the successful development of this project.

●	Limited scope: The research collaboration agreement is for a limited scope. Under the agreement, other than relatively minor cost-sharing provisions, there are no economic terms or ownership provisions that SAB would deem material. If collaboration produces a successful result, SAB and CSL Behring would be required to negotiate and enter into a further definitive agreement setting forth material economic and operational terms.

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Therefore, we conclude that the research collaboration agreement with CSL Behring is not a material contract, and is not required to be filed with the Registration Statement.

We have also noted the Staff’s comment to provide a brief description of the material terms of the research collaboration agreement with CSL Behring. We have carefully considered the requirements of Item 101(c) of Regulation S-K as they relate to a description of the business of SAB Biotherapeutics. As the research collaboration agreement is not a material contract and does not contain any material provisions, we do not believe that a summary of the material terms of the research collaboration agreement is material to an understanding of SAB’s business taken as a whole or necessary for investors to make an informed decision. Nonetheless, in our revised disclosure we proffer additional disclosure that the research collaboration agreement with CSL Behring will explore the potential of new therapies to treat challenging autoimmune and idiopathic diseases by leveraging SAB’s DiversitAb™ platform, and that CSL Behring and SAB will share research program and related costs. The collaboration may lead to subsequent development and commercialization agreements, though there are no obligations to move forward under those potential agreements.

Immune System Disorders, page 122

28.	Please confirm if your collaboration with either CSL Behring and/or a large U.S. based pharmaceutical company relates to any of the product candidates listed in your pipeline table. If so, please advise if the inclusion of such collaborations in your pipeline table is the clearest way to present your programs to investors or revise your disclosure as appropriate.

Response: We have revised our disclosure to clarify that these collaborations are not part of our listed pipeline programs.

Immune System Disorders, page 122

29.	We refer to your statements in this section that you expect your products, such as SAB-142, to "perform well based on safety, dosing and tolerability" on page 122. We also note your disclosure on page 128 that SAB's human polyclonal antibodies have been "safely" administered in five clinical human safety studies that your SAB-185 product for COVID-19 has "progressed to show safety in humans." Please note that determinations of safety and efficacy are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy, including the references above.

Response: Here as well as elsewhere, we have revised our disclosure to remove references and/or implications of safety and efficacy. We respectfully direct the Staff’s attention to such revised disclosure on pages 124 and 129 of the Registration Statement.

SAB-176 (Severe Influenza), page 122

30.	We refer to your disclosure on page 122 relating to the Phase 1 safety trial for your SAB-176 product candidate. Please expand your disclosure to discuss whether any adverse side effects were observed during your preclinical and clinical trials.

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Response: We have expanded our disclosure to discuss whether any adverse side effective were observed during preclinical and clinical trials. We respectfully direct the Staff’s attention to such revised disclosure on pages 123, 124 and 127 of the Registration Statement.

SAB-185 (COVID-19), page 122

31.	You disclose on page 122 that preclinical data has shown SAB-185 to be significantly more potent than human-derived convalescent immunoglobin. Please revise your characterizations of the preclinical and Phase 1 trial to discuss the data, rather than drawing conclusions from the results. For example, please discuss the design, scope and the primary and secondary endpoints of your preclinical and clinical trials, as applicable, and whether any adverse events were observed.

Response: We have expanded our disclosure to discuss the data observed during preclinical and clinical trials of SAB-185 and the data observed regarding potency. We respectfully direct the Staff’s attention to such revised disclosure on pages 123, 124 and 127 of the Registration Statement.

Regulatory Matters, page 123

32.	We note your disclosure on page 125 that SAB is sponsoring a Phase 2a trial in the U.K., which is regulated by the United Kingdom Medicines and Healthcare products Regulatory Agency. Please revise to specify which product candidate (or candidates, as applicable) is currently in Phase 2a trial in the U.K., the scope, design and primary endpoint of such trial.

Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to such revised disclosure on page 127 of the Registration Statement.

Intellectual Property, page 129

33.	We refer to your disclosure on page 129 relating to your patent portfolio that includes over 60 patents in eight patent families. Please expand your disclosure to identify for each material patent and patent application, as applicable, the scope and technology of each patent or patent application, the type of patent protection, jurisdiction and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use.

Response: We have expanded our disclosure to address the Staff’s comment and have included tabular disclosure in addition to the narrative description of SAB’s patent portfolio.

SAB MD&A

Research and Development, page 136

34.	You disclose on page 134 that you have not historically tracked research and development expenses on a product candidate-by-product candidate basis. You also provide examples of the nature of expenses included in the research and development expense line item. For each period presented in your financial statements, please revise to provide a breakdown of research and development expenses by the type or nature of expense.

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Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to pages 136 and 137 of the Registration Statement.

Liquidity, page 137

35.	Given that receivables are material to total assets and have materially impacted your operating cash flows, please disclose the repayment terms and quantify the amount actually collected through the filing date of your revised registration statement.

Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to pages 139 and 146 of the Registration Statement.

SAB Biotherapeutics, Inc. Consolidated Financial Statements, page F-29

36.	Please provide updated financial statements for SAB Biotherapeutics, Inc. Refer to Rule 8-08 of Regulation S-X.

Response: The updated financial statements for SAB Biotherapeutics, Inc. required pursuant to Rule 8-08 of Regulation S-X are provided. We respectfully direct the Staff’s attention to the financial statements and information of SAB beginning on page F-32 of the Registration Statement.

Note 2 - Summary of Significant Accounting Policies

Research and development expenses, page F-39

37.	You disclose that you had had contracts with multiple contract research organizations (“CRO”). Please revise to disclose the significant terms of the agreements, including the a description of any milestones. Also disclose the payments made under the agreements.

Response: We have expanded our disclosure to address the Staff’s comment.

Note 4 - Revenue

Government Grants, page F-44

38.	We note that during the year ended December 31, 2020, you recognized $52.1 million in grant revenue from the Department of Defense, Joint Program Executive Office for Chemical, Biological, Radiological and Nuclear Defense Enabling Biotechnologies (“JPEO”). Please explain the conditions that must be meet in order for revenue to be recognized, including a description of the stages included in the agreement. Also please describe the material terms and conditions of the contract modifications added to the contract in 2020. If the stated objective of the grant agreement is to subsidize stipulated R&D activities, then please explain why the amount recognized as revenue is substantially disproportionate to the amount recognized as R&D expense.

Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to the notes to the financial statements of SAB beginning on page F-35 of the Registration Statement.

Note 5 - Earnings per share, page F-45

39.	Please revise to disclose how net income attributable to applicable to preferred stock shareholders was determined.

Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to the notes to the financial statements of SAB beginning on page F-35 of the Registration Statement.

United States Securities and Exchange Commission August 16, 2021 Page 14	dentons.com

Note 6 - Equipment, page F-46

40.	Please revise to disclose the nature of your construction in progress and the expected time frame for completion.

Response: We have expanded our disclosure to address the Staff’s comment. We respectfully direct the Staff’s attention to the notes to the financial statements of SAB beginning on pages F-35 of the Registration Statement.

* * *

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (212) 768 6926 or brian.lee@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Brian Lee

Brian Lee
Partner

cc: Samuel J. Reich

Big Cypress Acquisition Corp.